109813.00100/11245898v1
                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

    Under  the Securities Exchange Act of 1934 (Amendment No. One)


                          HALIFAX CORPORATION
                           (Name of Issuer)

                Common Stock par value $0.24 per share
                    (Title of Class of  Securities)

                               405752106
                            (CUSIP Number)

                            Joseph Sciacca
                          Halifax Corporation
              5250 Cherokee Avenue Alexandria, VA  22312
                            703-750-2202
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                           August 29, 2003
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No. 405752106

1. Names of Reporting Persons. I.R.S. Identification No.'s of above persons (entities only)

          RSSJ Associates LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instruction)

     (a)  [_]
     (b)  [x]

3.   SEC use Only

4.   Source of Funds (See Instructions)

          PF

5.   Check Box  if disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                      [__]

6.   Citizenship or Place of Organization
          Virginia

Number of      7.   Sole Voting Power
shares Bene-
ficially by    8.   Shared Votng Power           145,9861
Owned by each
Reporting      9.   Sole Dispositive Power
Person with
               10.  Shared Dispositive Power     145,9861

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                             145,9861


12   Check Box if the Aggregate Amount in Row (11) Excluded
     Certain Shares (See Instructions)               [X]

13.  Percent of Class Represented by Amount in Row (11)

                                5.9%

14.  Type of Reporting Person (See Instructions)


1 Includes 24,331 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP No. 405752106


1. Names of Reporting Persons. I.R.S. Identification No.'s of above persons (entities only)

          Jai N. Gupta, Ph.D.

2.   Check the Appropriate Box if a Member of a Group
     (See Instruction)

     (a)  [_]
     (b)  [x]

3.   SEC use Only

4.   Source of Funds (See Instructions)

          PF

5.        Check Box  if disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                          [__]

6.   Citizenship or Place of Organization

          United States

Number of      7.   Sole Voting Power          52,300
shares Bene-
ficially by    8.   Shared Votng Power        145,9862
Owned by each
Reporting      9.   Sole Dispositive Power     52,300
Person with
              10.   Shared Dispositive Power  145,9862

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                           198,2862

12.  Check Box if the Aggregate Amount in Row (11) Excluded
      Certain Shares (See Instructions)
[ ]

13.  Percent of Class Represented by Amount in Row (11)

                                8.0%

14.  Type of Reporting Person (See Instructions)

                               IN

2 Includes 24,331 shares of Common Stock issuable upon the exercise of Warrants

CUSIP No. 405752106


1. Names of Reporting Persons. I.R.S. Identification No.'s of above persons (entities only)

          Shashi A. Gupta

2.   Check the Appropriate Box if a Member of a Group (See Instruction)

     (a)       [_]
     (b)       [x]

3.   SEC use Only

4.   Source of Funds (See Instructions)

          PF

5.   Check Box  if disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                       [__]

6.   Citizenship or Place of Organization

          United States

Number of      7.   Sole Voting Power
shares Bene-
ficially by    8.   Shared Votng Power           145,9863
Owned by each
Reporting      9.   Sole Dispositive Power
Person with
              10.   Shared Dispositive Power     145,9863

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                           145,9863

12.  Check Box if the Aggregate Amount in Row (11) Excluded Certain
     Shares (See Instructions)                                 [X]

13.  Percent of Class Represented by Amount in Row (11)

                                5.9%

14.  Type of Reporting Person (See Instructions)

               IN

3 Includes 24,331 shares of Common Stock issuable upon the exercise of Warrants

CUSIP No. 405752106


1.   Security and Issuer.

     This Statement relates to the common stock, par value $0.24 per share ("Common Stock"), of Halifax Corporation, a Virginia corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5250 Cherokee Avenue, Alexandria, Virginia 22312.

2.   Identity and Background.

     (a) This Statement is being filed by RSSJ Associates LLC ("RSSJ") a Virginia limited liability company, and Jai and Shashi Gupta (the "Guptas"), who are married to each other. The Guptas are the sole shareholders of RSSJ. The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that RSSJ or the Guptas are the beneficial owners of any securities covered by this Statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(d)(3) of the Exchange Act.

     (b) The business address of RSSJ is 1173 Dolly Madison Boulevard, McLean, Virginia 22101. The business address for the Guptas is 3750 Centerview Drive, Chantilly, Virginia 20151.

     (c) RSSJ is a Virginia limited liability corporation located at the address indicated above. Jai Gupta is the President of L3
Communications is located at 7350 Centerview Drive, Chantilli, Virginia 20151. Shashi Gupta is homemaker and resides at 1173 Dolley Madison Blvd., McLean, Virginia 22101.

     (d) Criminal Convictions. During the last five years, none of the Guptas or RSSJ have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings. During the last five years none of the Guptas or RSSJ have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship. The Guptas are citizens of the United States of America. RSSJ is a Virginia limited liability corporation.

3.   Source and Amounts of Funds and Other Consideration.

     On July 23, 2003, Halifax Corporation ("Halifax" or the "Company) issued $1.2 million shares of its Common Stock at a price of $4.11 per share and warrants to purchase an additional number of shares of Common Stock equal to 20% of the number of shares issued in the private placement with an exercise price of $4.93 per share. As part of this private placement, RSSJ acquired 121,655 shares of Common Stock and a warrant to purchase 24,331 additional shares of Common Stock with its personal funds. Such shares were acquired for investment purposes. Prior to the offering, Mr. Gupta held 52,300 shares of Common Stock which were previously acquired for investment purposes.

4.   Purpose of Transaction.

     The 121,655 shares of Common Stock were purchased by RSSJ for investment purposes.

     None of RSSJ or the Guptas has any present plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to those enumerated above.

5.   Interest in Securities of the Issuer.

     (a)  On July 23, 2003, pursuant to the transaction described under
Item 4 hereof, RSSJ Associates acquired 121,655 shares of Common Stock and warrants to acquire an additional 24,331 shares of Common Stock which represented 5.9% of the Issuer's outstanding Common Stock on such date.

          As of July 23, 2003, RSSJ and Mrs. Gupta (as a result of her 50% ownership of RSSJ) may be deemed to be the beneficial owners of 145,986 shares of Issuer's Common Stock, which represents 5.9% of Issuer's outstanding Common Stock. Mr. Gupta previously acquired 52,300 shares of Common Stock. As of July 23, 2003, Mr. Gupta (as a result of his 50% ownership of RSSJ) and shares held directly, may be deemed to beneficially own 198,286 shares, or 8.0% of the Issuer's Common Stock.

     (b) The Guptas have shared voting and dispositive power with respect to 145,986 shares of Common Stock held by RSSJ. Mr. Gupta has sole voting and dispositive power over the 52,300 shares of Common Stock held directly by him.

     (c) On July 23, 2003, pursuant to the transaction described under Item 4 hereof, RSSJ acquired 121,655 shares of Common Stock and warrants to acquire an additional 24,331 shares of Common Stock. The purchase price was $4.11 per share for the 121,655 shares purchased by RSSJ and the option exercise price is $4.93, subject to adjustment. He previously acquired 52,300 shares of Common Stock.

     (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by RSSJ or Mr. or Mrs. Gupta.

     (e)  Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of RSSJ or Mr. and Mrs. Gupta is party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.   Material to be Filed as Exhibits:

      1.0 Agreement regarding joint filing (included on signature page).

Signatures and Joint Filing Statement

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     As required by Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, each Reporting Person on whose behalf this statement is filed agrees that this Statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.


RSSJ ASSOCIATES LLC



By: /s/Jai N. Gupta                Date:     9/6/03
Name:  Jai N. Gupta, Ph.D.
Title: Managing Member



/s/ Jai N. Gupta                   Date:     9/6/03
Jai N. Gupta, Ph.D.



/s/Shashi A. Gupta                 Date:     9/6/03
    Shashi A. Gupta